Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 1, 2006

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 31, 2006, entitled “VODAFONE APPOINTS ANTHONY WATSON AS A NON-EXECUTIVE DIRECTOR”.

31 January 2006

VODAFONE APPOINTS ANTHONY WATSON AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (“Vodafone”) announces that Anthony Watson has been appointed as a Non-Executive Director with effect from 1 May 2006.

Tony Watson, aged 60, recently retired from his role as Chief Executive of Hermes Pensions Management Limited, a position he has held since 2002. Previously he was Hermes’ Chief Investment Officer, having been Managing Director of AMP Asset Management and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. Educated at Queens University, Belfast and a qualified barrister, Mr Watson has held a number of advisory positions during his distinguished career, including membership of the Financial Reporting Council. He is Chairman of The Strategic Investment Board (Northern Ireland) Limited and has recently been appointed as a non-executive director of Hammerson plc and Witan Investment Trust.

Lord MacLaurin of Knebworth DL, Chairman of Vodafone, commented “It is a great pleasure to welcome Tony to Vodafone. His extensive experience in the City and in investment and asset management, will be invaluable to the Vodafone Board and I am greatly looking forward to his contribution.”

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 1, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary